For period ending December 31, 2003				Exhibit 77.M

File number 811-6637


At a Special Meeting of Shareholders convened on October 29, 2003, the shareholders of the UBS Enhanced NASDAQ-100 Fund approved an Agreement and Plan of Reorganization between UBS Mutual Funds Securities Trust, on behalf of UBS Enhanced NASDAQ-100 Fund and The UBS Funds on
behalf of UBS U.S. Small Cap Growth Fund.    The transaction was consummated
 on November 7, 2003. Further information regarding the circumstances and details of the transaction is incorporated herein in response to this sub-item by reference to the 485(b) Combined Proxy Statement and Prospectus of the UBS Enhanced NASDAQ-100 Fund (a series of UBS Mutual Funds Securities Trust) and the UBS U.S. Small Cap Growth Fund (a series of The UBS Funds) dated September 17, 2003, filed with the SEC on August 6, 2003
 (Accession Number 0001118378-03-000075; SEC File No. 333-107707.)